Penn National Gaming, Inc.

                                  ANNUAL REPORT




                    Cover photo: Photograph of Thoroughbred
                    Horse Race at Penn National Race Course.

                                    [Photo]

           The Egyptian Portico at Charles Town Entertainment Complex.

letter to shareholders                          2
1997 financial highlights                       4
penn national race course                       6
simulcasting                                    8
off-track wagering                             10
charles town races                             12
the downs at pocono                            14
financial table of contents                    15
financial review                               16
auditor's report                               36

                                    [Photo]

                              Thoroughbred Racing

                           PENN NATIONAL GAMING, INC.


While celebrating its twenty-fifth year of operation in 1997, Penn National Gaming, Inc. enjoyed another year of growth and expansion. As the largest operator of pari-mutuel wagering locations in Pennsylvania, Penn National Gaming, Inc. owns and operates Penn National Race Course, one of two thoroughbred racetracks in Pennsylvania, and Pocono Downs, one of two harness racing tracks in Pennsylvania, as well as nine off-track wagering facilities. During 1997, the Company also acquired an 89% interest in Charles Town Races, which underwent extensive renovations and was reopened as Charles Town Entertainment Complex, a thoroughbred racing track and video slot machine gaming center in Charles Town, West Virginia.

Penn National Gaming, Inc. conducts wagering on its own live racing at Penn National Race Course, Pocono Downs, and Charles Town Races, as well as thoroughbred and harness racing simulcasts from other racetracks (import simulcasting). Conversely, the company also exports live races for wagering at other racetracks and OTWs through the continental United States and the Caribbean (export simulcasting). Penn National Race Course and Pocono Downs also conduct wagering on their races and on thoroughbred and harness racing simulcasts from other racetracks through their telephone account betting networks (Telebet and Dial-A-Bet, respectively).

LETTER TO SHAREHOLDERS


In 1997, Penn National Gaming celebrated its 25th year of operation. The year proved to be a period of significant progress and expansion that yielded a 78% gain in revenues. Additionally, the Company attracted substantial new equity and debt capital, which supports Penn National Gaming's present growth initiatives and provides funds for future expansion. From an operating standpoint, however, we encountered and overcame difficulties associated with the implementation of an aggressive growth plan. Penn National's financial performance and profitability were impacted by various issues and substantial costs and expenses, including certain non-recurring charges, incurred to support our growth objectives.

During 1997 we successfully integrated the Pocono Downs race track and off-track wagering (OTW) operations into Penn National and completed our first full year of racing at the Pocono facilities. We also commenced development work that led to the opening of two new OTWs in March 1998. We expanded into West Virginia, our first jurisdiction outside Pennsylvania, through the January 1997 acquisition of Charles Town Races and commenced a $27 million reconstruction of the historic Charles Town Races, adding a new video gaming center, simulcast center, restaurants and other amenities.

By September 1997, we opened the Silver Screen Gaming Center at Charles Town with 224 video gaming machines. Since opening, we have continued to expand the machine base, evaluating product offerings from different device manufacturers, and by the end of April 1998, we expect to have 744 machines in operation. An additional 55 machines, due in early May, will complete the build-out of our gaming floor until revenues grow to a level that will support the installation of up to an additional 201 machines, for which we have already received approval from the West Virginia Lottery Commission. Since our modest opening last September, video slot machine wagering at Charles Town has been growing on an aggregate and per-machine basis as we refine our marketing and operation approaches. We expect strong operating performance from Charles Town video slot operations for the full year in 1998.

On the racing side at Charles Town, construction of our new simulcast center proceeded through the late summer and was completed in March 1998. Live racing and simulcast business have already been generating "summer levels" of patronage, supporting our optimism for building a strong racing program at Charles Town as well.

Total wagering and total revenues for Penn National expanded dramatically through 1997, with gross wagering growing to $602,836,000 (about 61.6% higher than that of 1996), however, net income was hampered by the softening of business at several of our OTW sites due to competition from Philadelphia Park, Ohio full card simulcasts and Delaware slot machines. In addition to certain non-recurring charges, the principal factor impacting Penn National's earnings was interest expense on borrowings related to the Pocono Downs and Charles Town acquisitions. With the completion of an $80 million bond offering in December 1997, our interest costs have risen, but at the same time, this financing provides long-term financial stability for the company and sufficient capital to fund our Pennsylvania off-track facility development efforts, a proposed Tennessee race track and OTW development, as well as other opportunities that we are currently evaluating.

Penn National's two new off-track wagering facilities in Hazleton and Carbondale opened in March 1998. We expect to open sites in Altoona and Stroudsburg later this year. With eleven off-track sites operating throughout Pennsylvania, we expect to see growth in both sales and earnings as investment in growth over the last year and a half begins generating returns. With the revitalized Charles Town operations and the success of one of several initiatives that Penn National is currently pursuing in other states, we believe that shareholders can expect to find a larger, more diversified and more profitable company at this same time next year. As of this writing, we have been licensed and have received all necessary approvals in the state of Tennessee to build and operate a harness race track and OTW facility north of Memphis. Prior to groundbreaking, the sole remaining issue is for the state legislature to extend the life of the governing body, the Tennessee Racing Commission, and we expect this to be resolved in the coming weeks.

My annual letter would not be complete without addressing the competitive issues related to proposals to legalize slot machines in Pennsylvania. Slot legislation was approved by the Pennsylvania Senate in May of 1997, and we believe the bill had the support of the majority in the House of Representatives. Unfortunately, Governor Tom Ridge did not support certain portions of the legislation and indicated that he would veto the bill. Nonetheless, the need to continue to build the pari-mutuel industry and enhance our competitiveness with the gaming offerings of surrounding states remains an issue that must be addressed. We believe that the administration recognizes this and will ultimately support, at the very least, a referendum presented to the voters of Pennsylvania to authorize the installation of slot machines at the state's four race tracks. Timing is always a question, but we would hope to be able to see such a question put to voters in 1999.

In summary, we have accomplished a great deal over the past year to diversify the company for continued growth and improving financial performance in the coming years. Though 1997 proved to be financially challenging, we expect to return to earnings growth in 1998 as our efforts and investments over the past year being to deliver returns. We thank you for your continued support and confidence as demonstrated by your investment in our company and look forward to reporting to you on our progress.


Sincerely,

/s/ Peter M. Carlino
--------------------
Peter M. Carlino
Chairman of the Board and Chief Executive Officer

April 20, 1998

                                    [Photo]


                 Picture of Peter M. Carlino, Chairman and CEO

                                      1997
                             SELECTED CONSOLIDATED
                              FINANCIAL HIGHLIGHTS



In the printed version, a bar graph shows the following for total wagering (in millions)

1997      $ 316,896
1996      $ 373,012
1995      $ 602,836



In the printed version, a bar graph shows the following for total revenues (in millions)

1997      $  57,676
1996      $  62,834
1995      $ 111,536




In the printed version, a bar graph shows the following for income from operations (in millions)

1997      $  8,255
1996      $  9,460
1995      $  9,735




year ended december 31,                      1995        1996         1997
(in thousands, except per share data)

Other Data
Total Pari-Mutuel Wagering              $ 316,896   $ 373,012    $ 602,836

Income Statement Data
Total Revenues                          $  57,676   $  62,834    $ 111,536
Income From Operations                      8,255       9,460        9,735
Income before extraordinary item            4,996       5,510        3,769
Net Income                                  4,996       5,510        2,287

Per Share Data
Basic income per share before
   extraordinary item                   $     .39   $     .41    $     .25
Basic net income per share              $     .39   $     .41    $     .15
Diluted income per share before
   extraordinary item                   $     .38   $     .40    $     .24
Diluted net income per share            $     .38   $     .40    $     .15

Shares Outstanding
Basic                                      12,906      13,302       14,925
Diluted                                    13,017      13,822       15,458

Balance Sheet Data
Cash                                    $   7,514   $   5,634    $  21,854
Working Capital (deficiency)                4,134        (509)      15,226
Total Assets                               27,532      96,723      158,878
Total Debt                                    390      47,517       80,336
Shareholders' Equity                       20,802      27,881       53,856

                                    [Photo]


                    Jockey's numbers hanging on stable wall.

                           PENN NATIONAL RACE COURSE


                                    [Photo]

                   Exterior view of Penn National Race Course


Penn National Race Course continues to enjoy a proud heritage in the closed circles of the racing world. While hosting two major $100,000-added stakes races in 1997, Penn National racing fans were able to cheer on Joker as he won the 25th running of the Pennsylvania Governor's Cup, and Overcharger as she ran to victory in Penn National's second annual Distaff. Penn National also proudly hosted the nationally renowned and largely popular World Series of Handicapping, which is in its 22nd year.

                                    [Photo]

                           Picture of jockey's silks

As the only racetrack in the eastern time zone with a slate of year-round nighttime thoroughbred racing, Penn National has conducted at least 204 days of live racing each year for the past five years.

                                    [Photo]

                            Picture of horse's silks


                                    [Photo]

                           Picture of jockey's boots

                                    [Photo]

                           Picture of horse's saddle

                                    [Photo]

                           Picture of jockey on horse.

         Map of U.S. with points indicating export simulcast locations.

                                  SIMULCASTING

The continued growth of its simulcast racing operations, due in part to both the broadcasting of Penn National and Pocono Downs races and the televising of races from other tracks, is a large factor in the success of Penn National Gaming, Inc. in 1997.

Import Simulcasting

Wagering on import simulcasting at all of the Penn National facilities grew 74.8% from $170.8 million in 1996 to $298.5 million in 1997. This substantial increase can be attributed to the operation of the Lancaster OTW facility for the full calendar year, the addition of OTW facilities in Williamsport, Allentown and Erie, and the acquisition of Pocono Downs and Charles Town Races.

As part of its continuing commitment to bringing the very best racing to its patron, the Company imports simulcast racing from approximately 75 racetracks, including Belmont Park, Saratoga, Gulfstream Park and Santa Anita.

Export Simulcasting

Export simulcasting also realized spectacular gains in 1997. Penn National Race Course fills an important void as the only racetrack in the eastern time zone that runs year-round, night time racing, and exports its races to nearly 98 locations throughout the country.

Export simulcasting grew 56.2%, showing wagering of $176.3 million in 1997 compared to the $112.9 million that was wagered at out-of-state locations in 1996.
                                    [Photo]

 Picture of jockeys on horses coming around track at Penn National Race Course.

                                    [Photo]

 Picture of jockeys on horses coming around track at Penn National Race Course.

                                    [Photo]

 Picture of jockeys on horses coming around track at Penn National Race Course.

                                    [Photo]

 Picture of jockeys on horses coming around track at Penn National Race Course.

                                    [Photo]

                           Picture of jockey on horse

                                    [Photo]

                      Patrons at Penn National OTW facility

            Map of Pennsylvania with points indicating OTW locations

1
2
3
4
5
6
7
8
9
10
11
12
13

1 penn national otw, chambersburg
2 penn national otw, lancaster
3 penn national otw, reading
4 penn national otw, williamsport
5 penn national otw, york
6 penn national otw, altoona (pending)
7 penn national race course, grantville
8 the downs at carbondale, carbondale
9 the downs at erie, erie
10 the downs at hazleton, hazleton
11 the downs at lehigh valley, allentown
12 the downs at pocono, wilkes-barre
13 the downs at stroudsburg, stroudsburg (pending)

                               OFF TRACK WAGERING
                                    [Photo]

                           Sign at Penn National OTW

                                    [Photo]

                        Picture of simulcast television

                                    [Photo]

               Picture of entrance to a Penn National OTW facility


With the opening of state-of-the-art facilities in Williamsport, Hazleton and Carbondale, Pennsylvania, the off-track wagering network operated by Penn National Gaming, Inc., expanded to nine. The above locations joined other facilities in Allentown, Chambersburg, Erie, Lancaster, Reading and York, Pennsylvania. Penn National Race Course also serves as a simulcasting hub, overseeing totals and accounting for Pocono Downs, Charles Town Races and Colonial Downs.

                                    [Photo]

                          Picture of jockeys on horses

                               CHARLES TOWN RACES


On January 15, 1997, the company acquired Charles Town Races, a thoroughbred racetrack in Charles Town, West Virginia. The Company has refurbished and reopened the facility as the Charles Town Entertainment Complex which features live racing, dining, simulcast wagering, and, effective September 1997, video slot machines.

In developing the Charles Town Entertainment Complex, the Company preserved the California mission-style architecture of the original Charles Town Races facility, while making extensive internal renovations, including a 1930's art deco, Hollywood theater scene within the Silver Screen Gaming Center. The Company now has 744 video slot machines in operation.

                                    [Photo]

   Photo of patrons at gaming machines at Charles Town Entertainment Complex


                                    [Photo]

                  Patron at Charles Town Entertainment Complex

                                    [Photo]

          Picture of Select-a-Game, touch-screen video gaming machines at Charles Town Entertainment Complex


               Picture of exterior entrance to Charles Town Races

                                    [Photo]

       Picture of harness horses in paddock before racing at Pocono Downs

                              THE DOWNS AT POCONO

                                    [Photo]

           Picture of patrons watching harness racing at Pocono Downs

                                    [Photo]

                  Picture of jockey and horse, harness racing


Pocono Downs, located in Wilkes-Barre, is one of two harness racing facilities in Pennsylvania, and conducted 134 days of live racing during 1997. The racetrack offers pari-mutuel wagering on both harness and thoroughbred racing, exports its races to locations throughout the country, and imports both thoroughbred and harness simulcasts to the racetrack and the OTW facilities.

Along with the acquisition of Pocono Downs, Penn National Gaming, Inc., acquired OTWs in Allentown and Erie. The off-track wagering facilities in Hazleton and Carbondale were opened in March 1998.

                                    [Photo]

                             Picture of tote board


                             1997 FINANCIAL REVIEW

selected consolidated financial data                           16
management's discussion and analysis                           18
consolidated financial statements                              22
summary of significant accounting policies                     26
acquisitions                                                   28
long-term debt and capital lease obligations                   30
customer deposits                                              31
commitments and contingencies                                  31
income taxes                                                   33
supplemental disclosures of cash flow
   information                                                 34
common stock                                                   34
loss from retirement of debt                                   36
site development and restructuring charges                     36

                      SELECTED CONSOLIDATED FINANCIAL DATA


The following selected consolidated financial data of the Company for the years ended December 31, 1993, 1994, 1995, 1996 and 1997, except for Other Data, are derived from financial statements that have been audited by BDO Seidman, LLP, independent certified public accountants, adjusted as described in the notes below. The selected consolidated financial data should be read in conjunction with the consolidated financial statements of the Company and Notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included herein.


year ended december 31,                                       1993(1)       1994         1995         1996         1997(2)
-------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)
Income Statement Data
Revenues
    Pari-mutuel revenues
        Live races                                        $ 29,224      $ 23,428     $ 21,376     $ 18,727     $ 27,653
        Import simulcasting                                  9,162        16,968       27,254       32,992       59,810
        Export simulcasting                                    383         1,187        2,142        3,347        5,279
    Gaming machine revenue                                      --            --           --           --        5,712
    Admissions, programs and other racing revenues           2,485         2,563        3,704        4,379        5,678
    Concession revenues                                      1,410         1,885        3,200        3,389        7,404
                                                          -------------------------------------------------------------
        Total revenues                                      42,664        46,031       57,676       62,834      111,536
                                                          -------------------------------------------------------------
Operating expenses
    Purses, stakes and trophies                              9,719        10,674       12,091       12,874       22,335
    Direct salaries, payroll taxes and employee benefits     6,394         6,707        7,699        8,669       16,200
    Simulcast expenses                                      10,136         8,892        9,084        9,215       12,982
    Pari-mutuel taxes                                        3,568         4,054        4,963        5,356        9,506
    Lottery taxes and administration                            --            --           --           --        1,874
    Other direct meeting expenses                            5,817         6,093        7,576        8,536       18,087
    OTW concession expenses                                    767         1,175        2,125        2,349        5,605
    Management fees paid to related entity                   1,208           345           --           --           --
    Other operating expenses                                 1,959         2,968        5,002        4,942        8,735
    Depreciation and amortization                              640           699          881        1,433        4,040
    Site development and restructuring charges                  --            --           --           --        2,437
                                                          -------------------------------------------------------------
        Total operating expenses                            40,208        41,607       49,421       53,374      101,801
                                                          -------------------------------------------------------------
Income from operations                                       2,456         4,424        8,255        9,460        9,735
                                                          -------------------------------------------------------------
Other income (expenses)
    Interest income (expense), net                            (962)         (340)         198         (156)      (3,656)
    Other                                                        6            15           10           --           (2)
                                                          -------------------------------------------------------------
        Total other income (expenses)                         (956)         (325)         208         (156)      (3,658)
                                                          -------------------------------------------------------------
Income before income taxes and extraordinary item            1,500         4,099        8,463        9,304        6,077
Taxes on income                                                 42         1,381        3,467        3,794        2,308
                                                          -------------------------------------------------------------


year ended december 31,                                       1993(1)       1994         1995         1996         1997(2)
--------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)
Income before extraordinary item                             1,458         2,718        4,996        5,510        3,769
Extraordinary item
   Loss on early extinguishment of debt,
      net of income taxes of $83 and $1,001, respectively       --           115           --           --        1,482
                                                          -------------------------------------------------------------
Net income                                                 $ 1,458       $ 2,603      $ 4,996      $ 5,510      $ 2,287
                                                          -------------------------------------------------------------
Per Share Data:
Basic income per share before extraordinary item                                         $.39         $.41         $.25
Basic net income per share                                                               $.39         $.41         $.15
Diluted income per share before extraordinary item                                       $.38         $.40         $.24
Diluted net income per share                                                             $.38         $.40         $.15

Shares Outstanding:
Basic                                                                                  12,906       13,302       14,925
Diluted                                                                                13,017       13,822       15,458

Supplemental Pro Forma Net Income
Statement Data (4):
Supplemental pro forma net income                          $ 1,819       $ 2,724
                                                          -------------------------------------------------------------
Supplemental pro forma net income per share                  $ .15         $ .22
                                                          -------------------------------------------------------------
Weighted average number of common shares outstanding        12,249(5)     12,663
                                                          -------------------------------------------------------------
Operating Data:
Pari-mutuel wagering
Live races                                               $ 138,939     $ 111,248    $ 102,145     $ 89,327    $ 128,090
Import simulcasting                                         58,252        93,461      142,499      170,814      298,459
Export simulcasting                                         12,746        40,337       72,252      112,871      176,287
                                                          -------------------------------------------------------------
Total pari-mutuel wagering                               $ 209,937     $ 245,046    $ 316,896    $ 373,012    $ 602,836
                                                          -------------------------------------------------------------
Gross profit from wagering(3)                             $ 15,346      $ 17,936     $ 24,915     $ 27,955     $ 45,589
                                                          -------------------------------------------------------------


as of december 31                                             1993          1994         1995         1996         1997
-----------------------------------------------------------------------------------------------------------------------
(dollars in thousands)

Balance Sheet Data:
Cash and cash equivalents                                  $ 1,002       $ 5,502      $ 7,514      $ 5,634     $ 21,854
Working capital (deficiency)                                (4,549)        2,074        4,134         (509)      15,226
Total assets                                                18,373        21,873       27,532       96,723      158,878
Total debt                                                  10,422           516          390       47,517       80,336
Shareholders' equity                                         3,418        15,627       20,802       27,881       53,856


(1) The Consolidated Financial Statements of the Company include entities which, prior to a recapitalization which occurred in 1994 shortly before the Company's initial public offering, were affiliated through common ownership and control.
(2) Reflects the November 27, 1996 acquisition of Pocono Downs and the January 15, 1997 acquisition of a joint venture interest in the Charles Town Entertainment Complex.
(3) Amounts equal total pari-mutuel revenues, less purses paid to Horsemen, taxes payable to Pennsylvania and simulcast commissions or host track fees paid to other racetracks. Figures for the years ended December 31, 1995 and 1996 do not include purses paid at Penn National Speedway.
(4) Supplemental pro forma amounts for the years ended December 31, 1993 and 1994 reflect (i) the elimination of $1,208,000 and $345,000, respectively, in management fees paid to a related entity, (ii) the inclusion of $320,000 and $133,000, respectively, in executive compensations, (iii) the elimination of $946,000 and $413,000, respectively, of interest expenses on Company debt which was repaid with the proceeds of the initial public offering in 1994, (iv) the elimination of $0 and $198,000, respectively, of loss on early extinguishment of debt, and (v) a provision for income taxes of $701,000 and $377,000, respectively, as if the S corporations and partnerships comprising part of the Company prior to the Reorganization in 1994 had been taxed as C corporations. There were no supplemental pro forma adjustments for any subsequent periods.
(5) Based on 8,400,000 shares of Common Stock outstanding before the initial public offering in May 1994, plus 4,500,000 shares sold by the Company in the initial public offering.

                                    [Photo]

                           Jockey on horse, training.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company's pari-mutuel revenues have been derived from (i) wagering on the Company's live races (a) at the Penn National Race Course, (b) at the Company's OTWs, (c) at other Pennsylvania racetracks and OTWs and (d) through telephone wagering, as well as wagering at the Company's racetracks on certain stakes races run at out-of-state racetracks (collectively, referred to in the Company's financial statements as "pari-mutuel revenues from Penn National races"), (ii) wagering on full-card import simulcasts at the Company's racetracks and OTWs and through telephone wagering (collectively, referred to in the Company's financial statements as "pari-mutuel revenues from import simulcasting") and (iii) fees from wagering on export simulcasting Company races at out-of-state locations (referred to in the Company's financial statements as "pari-mutuel revenues from export simulcasting"). The Company's other revenues have been derived from admissions, program sales and certain other ancillary activities, food and beverage sales and concessions and, beginning in September 1997, video gaming machines ("Gaming Machines").

Over the past several years, attendance at live racing, on an industry-wide basis, has generally declined. Prior to the inception of OTWs, declining live racing attendance at a track translated directly into lower purses at that track. As the size of the purses declined, the quality of live racing at the track would suffer, leading in turn to further reductions in attendance. However, the Company believes that increased contributions to the purse pool from wagers placed at OTWs affiliated with racetracks have significantly offset the effects of declining live racing attendance on race quality, and thereby improved the marketability of many tracks' export simulcast products. Indeed, despite declining live racing attendance, total pari-mutuel wagering on horse races in the United States has remained relatively constant in recent years. Moreover, a number of states have recently begun to authorize the installation of slot machines, video lottery terminals or other gaming machines at live racing venues such as thoroughbred horse tracks, harness tracks and dog tracks. The revenue from these gaming opportunities and from the higher volume of wagers placed at these venues has not only increased total revenues for the tracks at which they are installed, but has generally further increased purse size and thereby resulted in higher quality races that can command higher simulcast revenues.

The amount of revenue to the Company from a wager depends upon where the race is run and where the wagering takes place. Pari-mutuel revenues from Company races and import simulcasting of out-of-state races have consisted of the total amount wagered, less the amount paid as winning wagers. Pari-mutuel revenues from wagering at the Company's racetracks or the Company's OTWs on import simulcasting from other Pennsylvania racetracks have consisted of the total amount wagered, less the amounts paid as winning wagers, amounts payable to the host racetrack and pari-mutuel taxes to Pennsylvania. Pari-mutuel revenues from export simulcasting have consisted of amounts payable to the Company by the out-of-state racetracks with respect to wagering on live races at the Company's racetracks. Operating expenses have included purses payable to the Thoroughbred Horsemen, commissions to other racetracks with respect to wagering at their facilities on races at the Company's racetracks, pari-mutuel taxes on races at the Company's racetracks and export simulcasting and other direct and indirect operating expenses.

The Pennsylvania Race Horse Industry Reform Act ("The Pennsylvania Racing Act") specifies the maximum percentages of each dollar wagered on horse races in Pennsylvania which may be retained by the Company (prior to required payments to the Thoroughbred Horsemen and applicable taxing authorities). The percentages vary, based on the type of wager; the average percentage has approximated 20%. The balance of each dollar wagered must be paid out to the public as winning wagers. With the exception of revenues derived from wagers at the Company's racetracks or the Company's OTWs, the Company's revenues on each race are determined pursuant to such maximum percentage and agreements with the other racetracks and OTWs at which wagering is taking place. Amounts payable to the Thoroughbred Horsemen are determined under agreements with the Thoroughbred Horsemen and vary depending upon where the wagering is conducted and the racetrack at which such races take place. The Thoroughbred Horsemen receive their share of such wagering as race purses. The Company retains a higher percentage of wagers made at its own facilities than of wagers made at other locations.

On November 27, 1996, the Company acquired Pocono Downs for an aggregate purchase price of $48.2 million plus approximately $730,000 in acquisition-related fees and expenses. Pocono Downs conducts harness racing and pari-mutuel wagering at its track outside Wilkes-Barre, Pennsylvania, export simulcasting of Pocono Downs races to locations throughout the United States, pari-mutuel wagering at Pocono Downs and at OTWs in Allentown and Erie, Pennsylvania on Pocono Downs races and on import simulcast races from other racetracks and telephone account wagering on live and import simulcast races. The Company applied and was approved by the Pennsylvania State Harness Racing Commission for a new racing license and 1998 harness racing dates at Pocono Downs. This approval entitles the Company to reduce, for a period of four years, its pari-mutuel tax by one-half percent with respect to wagering at Pocono Downs and the Company's OTWs in Allentown, Carbondale, Erie, Hazleton and Stroudsburg, Pennsylvania.

Prior to the acquisition of Pocono Downs, the Company operated four OTWs, one each in Chambersburg, Lancaster, Reading and York, Pennsylvania. The Company added the OTWs in Allentown and Erie, Pennsylvania in November 1996 through the acquisition of Pocono Downs and added two OTWs through the opening of the Williamsport OTW in February 1997 and the Hazleton OTW in March, 1998. The Company opened on March 31, 1998, an OTW in Carbondale, Pennsylvania. Subject to the receipt of all regulatory approvals, the Company anticipates opening additional OTWs in Stroudsburg and Altoona, Pennsylvania, at which time the Company would operate 11 of the 23 OTWs, authorized under Pennsylvania law.

On January 15, 1997, the Company acquired for a net purchase price of approximately $18.2 million (including acquisition costs) a controlling joint venture interest in Charles Town Races. After substantially completing a major renovation and refurbishment of the property, the Company reopened Charles Town Races as the Charles Town Entertainment Complex which features Gaming Machines, live racing, simulcast wagering and dining. The Company currently owns an 89% joint venture interest in the Charles Town Joint Venture. Racing operations reopened at the Charles Town Entertainment Complex in April 1997. Gaming Machine operations commenced with a soft opening on September 10, 1997, followed by the Company's grand opening on October 17, 1997. The Company operated an average of approximately 300 Gaming Machines in September 1997, and increased the number of Gaming Machines in operation to 550 as of October 31, 1997. The Company has installed and is operating, as of March 1998, 609 Gaming Machines at the Charles Town Entertainment Complex, and anticipates that the Company will install 135 additional Gaming Machines by April 1998. The Company ultimately intends to operate at the Charles Town Entertainment Complex 1,000 Gaming Machines, the maximum number it is currently permitted to operate by law if demand warrants.

RESULTS OF OPERATIONS

The following table sets forth certain data from the Consolidated Statements of Income of the Company as a percentage of total revenues:

year ended december 31                 1995     1996    1997
-------------------------------------------------------------
Revenues
Pari-mutuel revenues
Live races                             37.1%    29.8%    24.8%
Import simulcasting                    47.3     52.5     53.6
Export simulcasting                     3.7      5.3      4.7
Gaming Machine revenues                --       --        5.1
Admissions, programs and
   other racing revenues                6.4      7.0      5.1
Concession revenues                     5.5      5.4      6.7
                                      -----------------------
Total revenues                        100.0    100.0    100.0

Operating expenses
Purses, stakes and trophies            21.0     20.5     20.0
Direct salaries, payroll taxes
   and employee benefits               13.3     13.8     14.5
Simulcast expenses                     15.8     14.7     11.7
Pari-mutuel taxes                       8.6      8.5      8.5
Lottery taxes and administration       --       --        1.7
Other direct meeting expenses          13.1     13.6     16.2
OTW concession expenses                 3.7      3.7      5.0
Other operating expenses                8.7      7.9      7.8
Depreciation and amortization           1.5      2.3      3.6
Site development and
   restructuring charges               --       --        2.2
                                      -----------------------
Total operating expenses               85.7     84.9     91.3
                                      -----------------------
Income from operations                 14.3     15.1      8.7

Total other income (expenses)           0.4     (0.2)    (3.3)
                                      -----------------------
Income before income taxes
   and extraordinary item              14.7     14.9      5.4
                                      -----------------------
Net income                              8.7%     8.8%     2.1%
                                      -----------------------


                                    [Photo]

                                      Tack

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

Total revenue increased by approximately $48.7 million, or 77.5%, from $62.8 million in 1996 to $111.5 million in 1997. Pocono Downs, which was acquired in the fourth quarter of 1996 accounted for $30.8 million of the increase. Charles Town Races, which was purchased in January 1997, accounted for $16.5 million of the increase. The Company renovated and refurbished the Charles Town Entertainment Complex following its acquisition and commenced racing operations on April 30, 1997 and Gaming Machine operations, with a soft opening, on September 10, 1997. The remaining revenue increase of $1.4 million was primarily due to an increase of approximately $6.2 million associated with the opening of the Penn National OTW facility in Williamsport in February 1997, and a full year of operations at the Lancaster OTW facility. This increase was offset by a decrease in revenues of approximately $4.2 million at the Company's OTW facilities in Reading and York. Management believes that the decrease in revenues at these facilities was primarily due to the opening of a competitor's OTW facility and the opening of the Company's Lancaster OTW facility in July 1996. The Company also had a decrease in revenues of $.6 million due to the closing of Penn National Speedway at the end of the 1996 season.

Total operating expenses increased by approximately $48.4 million, or 90.7%, from $53.4 million in 1996 to $101.8 million in 1997. Pocono Downs and Charles Town Races, which the Company did not operate in the corresponding prior period, accounted for $25.5 million and $17.5 million of this increase, respectively. Operating expenses also increased by $5.4 million primarily due to an increase of $4.4 million associated with the opening of the Company's new OTW facility in Williamsport in February 1997, and a full year of operations at the Lancaster OTW facility. This increase was offset by a decrease in operating expenses of approximately $1.9 million at the Penn National Race Course facility and at the Company's OTW facilities in Reading and York associated with lower revenues at those facilities. The increase in corporate expenses of $1.4 million was due to increased personnel, office space and other administrative expense necessary to support the expansion of the Company. The Company also incurred site development and restructuring charges in the amount of $2.4 million. The site development charges ($1.7 million) consist of $800,000 related to the Charles Town Races facility and $935,000 related to the abandonment of certain proposed operating sites during 1997. The restructuring charges primarily consist of $350,000 in severance termination benefits and other charges at the Charles Town Races facility, $300,000 for the restructuring of the Erie, Pennsylvania off-track wagering facility and $52,000 of property and equipment written-off in connection with the discontinuation of Penn National Speedway, Inc. operations during 1997. The Company also had a decrease in expenses of $.9 million due to the closing of Penn National Speedway at the end of the 1996 season.

Income from operations increased by approximately $265,000, or 2.9%, from $9.5 million in 1996 to $9.7 million in 1997 due to the factors described above. The Company had other expenses of approximately $3.7 million in 1997 compared to $156,000 in 1996, primarily as a result of increased interest expense. The increase in interest expense is due to the Company's incurring bank debt for the purchase of Pocono Downs and Charles Town Races, and for the renovations to the Charles Town Facility and issuing $80.0 million of 10.625% Senior Notes on December 12, 1997 to repay existing bank debt.

The extraordinary item consisted of a loss on the early extinquishment of debt in the amount of $1,482,000, net of income taxes. The loss consists primarily of write-offs of deferred finance costs associated with the retired bank notes and legal and bank fees relating to the early extinquishment of the debt.

Net income decreased by approximately $3.2 million or 58.5%, from $5.5 million in 1996 to $2.3 million in 1997 based on the factors described above. Income taxes decreased by $1.5 million from $3.8 million in 1996 to $2.3 million in 1997 as a result of the decrease in income for the year.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

Total revenues increased by approximately $5.2 million, or 8.9%, from $57.7 million in 1995 to $62.8 million in 1996. The increase was attributable to an increase in import and export simulcasting revenues, offset in part by a decrease in pari-mutuel revenues on live races at the Penn National Race Course. The increases in pari-mutuel revenues from import simulcasting, admissions, programs and other racing revenues and concession revenue were due primarily to operating the York OTW facility for twelve months in 1996 compared to nine months in 1995, the opening of the Lancaster OTW facility in July 1996, and the additional revenue from the acquisition of Pocono Downs since November 28, 1996. The increase in export simulcasting revenue of $1.2 million or 56.3% from $2.1 million to $3.3 million resulted from the marketing of the Penn National Race Course races to additional out-of-state locations. The decrease in pari-mutuel revenues on the Penn National Race Course races was due to increased import simulcasting revenue from wagering on other racetracks at Company facilities and inclement winter weather conditions throughout the state of Pennsylvania during the first quarter of 1996. For the year, the Penn National Race Course was scheduled to run 217 live race days but canceled eleven in the first quarter of 1996 due to weather. In 1995, the Penn National Race Course ran 204 live race days and had six cancellations.

Total operating expenses increased by approximately $4.0 million, or 8.0%, from $49.4 million in 1995 to $53.4 million in 1996. The increase in operating expenses resulted from a full year of operations for the York OTW compared to nine months in 1995, six months of operating expenses for the new Lancaster OTW, one month of operating expenses at Pocono Downs and the expansion of the corporate staff and office facility at Wyomissing in June of 1995.

Income from operations increased by approximately $1.2 million, or 14.6%, from $8.3 million in 1995 to $9.5 million in 1996 due to the factors described above.

The Company had other operating expenses of $156,000 in 1996 compared to other operating income of $208,000 in 1995, primarily as a result of increased interest expense. The increase in interest expense is due to the Company incurring bank debt of $47 million on November 27, 1996 for the purchase of Pocono Downs.

Net income increased $514,000 or 10.3%, from $5.0 million in 1995 to $5.5 million in 1996 reflecting the factors described above. Income tax expense increased from $3.5 million to $3.8 million due to the increase in income for the year.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company's primary sources of liquidity and capital resources have been cash flow from operations, borrowings from banks and proceeds from issuance of equity securities.

Net cash provided from operating activities for the year ended December 31, 1997 ($10.7 million) consisted of net income and non-cash expenses ($6.3 million), the extraordinary loss relating to early extinquishment of debt ($2.5 million), the repayment of the Charles Town Entertainment Complex receivable in January 1997 ($1.3 million) and other changes in certain assets and liabilities ($.6 million).

Cash flows used in investing activities for the year ended December 31, 1997 ($47.6 million) consisted of the acquisition of the Charles Town Races ($18.2 million), construction in progress and renovation and refurbishment of the Charles Town Races ($25.5 million), and $3.9 million in capital expenditures, including approximately $700,000 for the completion of the Williamsport OTW facility.

Net cash flows from financing activities totaled approximately $53.2 million for the year ended December 31, 1997. Cash flows consisted principally of $23.1 million in proceeds from an equity offering in February 1997, $16.5 million in proceeds from long-term debt used as payment for the acquisition of Charles Town Races on January 15, 1997, $31.0 million in additional proceeds from long-term debt used for renovations at the Charles Town Entertainment Complex and capital improvements at other locations, and $80 million from the issuance on December 12, 1997, of 10.625% Senior Notes due 2004. The Company used the proceeds from the equity offering to repay $19.0 million of its bank debt (including borrowings from the acquisition of the Charles Town Races facility), with the remaining amount used for the refurbishment of the Charles Town Entertainment Complex. The Company used $59.0 million of the proceeds from the issuance of the Senior Notes to repay the balance of its bank debt on December 12, 1997. The Company also incurred $3.0 million of financing costs associated with the sale of the Senior Notes.

The Company is subject to possible liabilities arising from the environmental condition at the landfill adjacent to Pocono Downs. Specifically, the Company may incur expenses in connection with the landfill in the future, which expenses may not be reimbursed by the four municipalities which are parties to an existing settlement agreement. The Company is unable to estimate the amount, if any, that it may be required to expend.

During 1998 the Company anticipates capital expenditures of approximately $7.2 million to complete construction of four additional OTW facilities. For the existing racetracks and OTW facilities, at Penn National Race Course and Pocono Downs, the Company plans to spend an additional $500,000 and $350,000, respectively, on building improvements and equipment. The Company anticipates expending approximately $1.4 million on the refurbishment of the Charles Town Entertainment Complex (excluding the cost of Gaming Machines). If approval of the Tennessee license is received, the Company anticipates expending $9.0 million to complete the first phase of the project.

The Company entered into a Credit Facility with Bankers Trust Company, as agent. The Credit Facility provides for, subject to certain terms and conditions, a $12.0 million revolving credit facility and has a five-year term from its closing. The Credit Facility, under certain circumstances, requires the Company to make mandatory prepayments and commitment reductions and to comply with certain covenants, including financial ratios and maintenance tests. The Company would not have been in compliance with certain convents had the bank group not granted waivers of certain technical defaults regarding minimum consolidated net worth, consolidated cash interest ratio and minimum leverage ratio. In addition, the Company may make optional prepayments and commitment reductions pursuant to the terms of the Credit Facility. Borrowings under the Credit Facility will accrue interest, at the option of the Company, at either a base rate plus an applicable margin of up to 2.0% or a eurodollar rate plus an applicable margin of up to 3.0%. The Credit Facility is secured by the assets of the Company and certain of its subsidiaries and guaranteed by all subsidiaries, except the Charles Town Joint Venture.

The net proceeds of the 1997 equity offering, together with cash generated from operations, borrowings under the 10.625% Senior Notes and the revolving credit facility, were sufficient to repay amounts outstanding under the Credit Facility. The Company currently estimates that such proceeds will also be sufficient to finance its current operations, planned capital expenditure requirements and the costs associated with the Tennessee development project. There can be no assurance, however, that the Company will not be required to seek additional capital, in addition to that available from the foregoing sources. The Company may, from time to time, seek additional funding through public or private financing, including equity financing. There can be no assurance that adequate funding will be available as needed or, if available, on terms acceptable to the Company.

                       CONSOLIDATED FINANCIAL STATEMENTS

                  PENN NATIONAL GAMING, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

december 31,                                        1996       1997
-------------------------------------------------------------------
(in thousands, except share data)

Assets

Current assets
   Cash and cash equivalents                    $  5,634   $ 21,854
   Accounts receivable                             4,293      2,257
   Prepaid expenses and
      other current assets                         1,552      1,441
   Deferred income taxes                              90        469
   Prepaid income taxes                               --      3,003
                                                -------------------
Total current assets                              11,569     29,024
                                                -------------------
Property, plant and equipment, at cost
   Land and improvements                          15,728     24,643
   Building and improvements                      30,484     56,298
   Furniture, fixtures and equipment               8,937     13,847
   Transportation equipment                          366        490
   Leasehold improvements                          6,680      6,778
   Leased equipment under
      capitalized lease                            1,626        824
   Construction in progress                        2,926     11,288
                                                -------------------
                                                  66,747    114,168
Less accumulated depreciation
   and amortization                                8,029     11,007
                                                -------------------
Net property, plant and equipment                 58,718    103,161
                                                -------------------
Other assets
   Excess of cost over fair market
      value of net assets acquired
      (net of accumulated amortization
      of $811 and $1,389, respectively)           21,885     23,055
   Prepaid acquisition costs                       1,764         --
   Deferred financing costs                        2,416      3,014
   Miscellaneous                                     371        624
                                                -------------------
Total other assets                                26,436     26,693
                                                -------------------
                                                $ 96,723   $158,878
                                                -------------------

See accompanying summary of significant accounting policies and notes to consolidated financial statements.




december 31,                                        1996        1997
--------------------------------------------------------------------
(in thousands, except share data)

Liabilities and Shareholders' Equity

Current liabilities
   Current maturities of long-term
      debt and capital lease obligations           $ 1,563   $    204
   Accounts payable                                  5,066      7,405
   Purses due horsemen                               1,421         --
   Uncashed pari-mutuel tickets                      1,336      1,504
   Accrued expenses                                  1,373      2,753
   Accrued salaries and wages                          507        813
   Customer deposits                                   420        470
   Taxes, other than income taxes                      392        649
                                                   ------------------
Total current liabilities                           12,078     13,798
                                                   ------------------
Long-term liabilities
   Long-term debt and capital lease
      obligations, net of current
      maturities                                    45,954     80,132
   Deferred income taxes                            10,810     11,092
                                                   ------------------
Total long-term liabilities                         56,764     91,224
                                                   ------------------
Commitments and contingencies

Shareholders' equity
   Preferred stock, $.01 par value,
      authorized 1,000,000 shares;
      issued none                                       --         --
   Common stock, $.01 par value,
      authorized 20,000,000 shares;
      issued and outstanding 13,355,290
      and 15,152,580, respectively                     134        152
   Additional paid-in capital                       14,299     37,969
   Retained earnings                                13,448     15,735
                                                   ------------------
Total shareholders' equity                          27,881     53,856
                                                   ------------------
                                                  $ 96,723   $158,878
                                                   ------------------

                  PENN NATIONAL GAMING, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME


year ended december 31,                  1995         1996         1997
-------------------------------------------------------------------------
(in thousands, except share data)

Revenues
   Pari-mutuel revenues
      Live races                      $  21,376    $  18,727    $  27,653
      Import simulcasting                27,254       32,992       59,810
      Export simulcasting                 2,142        3,347        5,279
   Gaming revenue                            --           --        5,712
   Admissions, programs and
      other racing revenues               3,704        4,379        5,678
   Concession revenues                    3,200        3,389        7,404
                                      -----------------------------------
Total revenues                           57,676       62,834      111,536
                                      -----------------------------------
Operating expenses
   Purses, stakes and trophies           12,091       12,874       22,335
   Direct salaries, payroll taxes
      and employee benefits               7,699        8,669       16,200
   Simulcast expenses                     9,084        9,215       12,982
   Pari-mutuel taxes                      4,963        5,356        9,506
   Lottery taxes and administration          --           --        1,874
   Other direct meeting expenses          7,576        8,536       18,087
   Off-track wagering
      concessions expenses                2,125        2,349        5,605
   Other operating expenses               5,002        4,942        8,735
   Depreciation and amortization            881        1,433        4,040
   Site development and
      restructuring charges                  --           --        2,437
                                      -----------------------------------
Total operating expenses                 49,421       53,374      101,801
                                      -----------------------------------
Income from operations                    8,255        9,460        9,735
                                      -----------------------------------
Other income (expenses)
   Interest (expense)                       (71)        (506)      (4,591)
   Interest income                          269          350          935
   Other                                     10           --           (2)
                                      -----------------------------------
Total other income (expenses)               208         (156)      (3,658)
                                      -----------------------------------
See accompanying summary of significant accounting policies and notes to consolidated financial statements.


year ended december 31,                1995      1996      1997
----------------------------------------------------------------
(in thousands, except share data)

Income before income taxes and
   extraordinary item                $ 8,463   $ 9,304   $ 6,077
Taxes on income                        3,467     3,794     2,308
                                     ---------------------------
Income before extraordinary item       4,996     5,510     3,769

Extraordinary item
   Loss on early extinguishment
      of debt, net of income taxes
      of $1,001                           --        --     1,482
                                     ---------------------------
Net income                           $ 4,996   $ 5,510   $ 2,287
                                     ---------------------------
Per share data
   Basic
      Income per share before
         extraordinary item          $   .39   $   .41   $   .25
      Extraordinary item                  --        --       .10
                                     ---------------------------
      Net income per share               .39       .41       .15
                                     ---------------------------
   Diluted
      Income per share before
         extraordinary item          $   .38   $   .40   $   .24
      Extraordinary item                  --        --       .09
                                     ---------------------------
      Net income per share               .38       .40       .15
                                     ---------------------------
Shares outstanding
   Basic                              12,906    13,302    14,925
   Diluted                            13,017    13,822    15,458

                                    [Photo]

                      Horse on exercise walker at sunrise

                  PENN NATIONAL GAMING, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                            additional
                                                common stock                   paid in     retained
                                                      shares       amount      capital     earnings        total
----------------------------------------------------------------------------------------------------------------
(in thousands, except share data)
Balance, January 1, 1995                          12,900,000         $ 43     $ 12,642      $ 2,942     $ 15,627
Issuance of common stock                              45,000            -          179            -          179
Net income for the year                                    -            -            -        4,996        4,996
                                                  --------------------------------------------------------------
Balance, December 31, 1995                        12,945,000           43       12,821        7,938       20,802
Issuance of common stock                             410,290            4        1,565            -        1,569
Stock splits                                               -           87          (87)           -            -
Net income for the year                                    -            -            -        5,510        5,510
                                                  --------------------------------------------------------------
Balance, December 31, 1996                        13,355,290          134       14,299       13,448       27,881
Issuance of common stock                           1,725,000           17       22,914            -       22,931
Exercise of stock options and warrants                72,290            1          154            -          155
Tax benefit related to stock options exercised             -            -          602            -          602
Net income for the year                                    -            -            -        2,287        2,287
                                                  --------------------------------------------------------------
Balance, December 31, 1997                        15,152,580        $ 152     $ 37,969     $ 15,735     $ 53,856
                                                  --------------------------------------------------------------

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                                     [Photo]

                               Inside the stables

                                     [Photo]

                  Patron at Charles Town Entertainment Complex

                                     [Photo]

                          Jockey on a horse, training.


                  PENN NATIONAL GAMING, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

year ended december 31,                                                  1995            1996           1997
------------------------------------------------------------------------------------------------------------
(in thousands, except share data)
Cash flows from operating activities
   Net income                                                         $ 4,996         $ 5,510        $ 2,287
   Adjustments to reconcile net income to net cash provided by operating activities
         Depreciation and amortization                                    881           1,433          4,040
         Extraordinary loss relating to early extinguishment of debt,
            before income tax benefit                                       -               -          2,483
         Deferred income taxes (benefit)                                   20             228            (97)
         Decrease (increase) in
            Accounts receivable                                          (362)         (1,870)         2,036
            Prepaid expenses and other current assets                    (158)            871            111
            Prepaid income taxes                                            -               -         (3,003)
            Miscellaneous other assets                                      5            (255)          (258)
         Increase (decrease) in
            Accounts payable                                              (15)          1,288          2,339
            Purses due horsemen                                           297            (248)        (1,421)
            Uncashed pari-mutuel tickets                                  184             632            168
            Accrued expenses                                             (504)            827          1,380
            Accrued salaries and wages                                    128             265            306
            Customer deposits                                              16             105             50
            Taxes other than income taxes                                 239             146            257
            Income taxes                                                  190            (985)             -
                                                                      --------------------------------------
Net cash provided by operating activities                               5,917           7,947         10,678
                                                                      --------------------------------------
Cash flows from investing activities
   Expenditures for property, plant and equipment                      (3,958)         (6,995)       (29,196)
   Acquisition of business, net of cash acquired                            -         (47,320)       (18,248)
   (Increase) in prepaid acquisition costs                                  -          (1,514)          (176)
                                                                      --------------------------------------
Net cash (used in) investing activities                                (3,958)        (55,829)       (47,620)
                                                                      --------------------------------------
Cash flows from financing activities
   Proceeds from sale of common stock                                   $ 179         $ 1,569       $ 23,086
   Tax benefit related to stock options exercised                           -               -            602
   Proceeds from long-term debt                                             -          47,000        111,167
   Principal payments on long-term debt and capital lease obligations    (126)           (123)       (78,348)
   Increase in unamortized financing cost                                   -          (2,444)        (3,345)
                                                                      --------------------------------------
Net cash provided by financing activities                                  53          46,002         53,162
                                                                      --------------------------------------
Net increase (decrease) in cash and cash equivalents                    2,012          (1,880)        16,220

Cash and cash equivalents, beginning of period                          5,502           7,514          5,634
                                                                      --------------------------------------
Cash and cash equivalents, end of period                              $ 7,514         $ 5,634       $ 21,854
                                                                      --------------------------------------

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Penn National Gaming, Inc. and its subsidiaries (collectively the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior years' amounts have been reclassified to conform to the 1997 presentation.

DESCRIPTION OF BUSINESS

The Company, which began operations in 1972, provides pari-mutuel wagering opportunities on both live and simulcast thoroughbred and harness horse races at two racetracks and seven off-track wagering facilities ("OTWs") located in Pennsylvania and pari-mutuel wagering opportunities and video gaming machines at Charles Town Races, the Company's Charles Town, West Virginia thoroughbred race track. Prior to the consummation of the acquisitions of Pocono Downs and Charles Town Races (see Note 2), the Company owned and operated Penn National Race Course located near Harrisburg, Pennsylvania ("Penn National Race Course"), and operated four OTWs, one each in Chambersburg, Lancaster, Reading and York, Pennsylvania. On November 27, 1996, the Company consummated the acquisition of Pocono Downs (the "Pocono Downs Acquisition") and as a result acquired Pocono Downs Racetrack, located outside Wilkes-Barre, Pennsylvania ("Pocono Downs"), and OTWs in Allentown and Erie, Pennsylvania. In February 1997, the Company opened its seventh OTW in Williamsport, Pennsylvania.

On January 15, 1997, a joint venture, in which the Company holds an 89% interest, acquired substantially all of the assets relating to Charles Town Races, a thoroughbred racing facility in Jefferson County, West Virginia (the "Charles Town Acquisition"). The Company refurbished and reopened the Charles Town facility as an entertainment complex featuring live racing, dining, simulcast wagering and, effective September 1997, Gaming Machines.

At each of its three racetracks, the Company conducts pari-mutuel wagering on thoroughbred and harness races from the Company's racetracks and simulcasts from other racetracks. The Company also simulcasts its Penn National Race Course and Pocono Downs races for wagering at other racetracks and OTWs, including all Pennsylvania racetracks and OTWs and locations outside Pennsylvania. Wagering on Penn National Race Course and Pocono Downs races and races simulcast from other racetracks also occurs through the Company's Pennsylvania racetracks' telephone account betting network.

GLOSSARY OF TERMINOLOGY

The following is a listing of terminology used throughout the financial statements:

the company's racetracks - Penn National Race Course near
   Harrisburg, Pennsylvania, Pocono Downs near Wilkes-Barre,
   Pennsylvania and Charles Town Races in Charles Town,
   West Virginia.
gaming machines - Video lottery terminal gaming machines.
otw - Off-track wagering location.
pari-mutuel wagering - All wagering at the Company's racetracks, at the Company's OTWs and all wagering on the Company's races at other racetracks and OTWs.
telebet - Telephone account wagering.
totalisator services - Computer services provided to the Company by various totalisator companies for processing pari-mutuel betting odds and wagering proceeds.

pari-mutuel revenues:
live races - The Company's share of pari-mutuel wagering on live races within Pennsylvania and West Virginia and certain stakes races from racetracks outside of Pennsylvania and West Virginia after payment of the amount returned as winning wagers.
import simulcasting - The Company's share of wagering at the Company's racetracks, at the Company's OTWs and by Telebet on full cards of races simulcast from other racetracks.
export simulcating - The Company's share of wagering at out-of-state locations on live races.

A summary of pari-mutuel wagering for the periods indicated is as follows:

December 31,                        1995       1996       1997
--------------------------------------------------------------
Pari-mutuel wagering on the
   Company's live races        $ 102,145   $ 89,327  $ 128,090
Pari-mutuel wagering on
   simulcasting
      Import simulcasting from
         other racetracks        142,499    170,814    298,459
      Export simulcasting to
         out of Pennsylvania
         wagering facilities      72,252    112,871    176,287
                               -------------------------------
Total pari-mutuel wagering     $ 316,896  $ 373,012  $ 602,836
                               -------------------------------

RACING MEET

The Penn National Race Course racing seasons for the years ended December 31, 1995, 1996 and 1997 totaled 204, 206 and 212 live race days, respectively. For the year ended December 31, 1997, the Pocono Downs and Charles Town Races racing seasons totaled 134 and 159 live race days, respectively.

DEPRECIATION AND AMORTIZATION

Depreciation of property, plant and equipment and amortization of leasehold improvements are computed by the straight-line method at rates adequate to allocate the cost of applicable assets over their estimated useful lives. Depreciation and amortization for the years ended December 31, 1995, 1996 and 1997 amounted to $814,000, $1,301,000 and $3,193,000, respectively.

The excess of cost over fair value of net assets acquired is being amortized on the straight-line method over a forty-year period. Amortization expense for 1995, 1996 and 1997 amounted to $67,000, $98,000 and $578,000, respectively. The
Company evaluates the recoverability of the goodwill quarterly, or more frequently whenever events and circumstances warrant revised estimates and considers whether the goodwill should be completely or partially written off or the amortization period accelerated.

Deferred financing costs are charged to operations over the life of the underlying indebtedness. Amortization of deferred financing costs for 1995, 1996 and 1997 amounted to $-0-, $34,000 and $269,000, respectively.

The Company adopted the provisions of Statement of Financial Accounting Standards No. 121 ("SFAS 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" during the year ended December 31, 1995. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable based on undiscounted estimated future operating cash flows. As of December 31, 1997, the Company has determined that no impairment has occurred.

INCOME TAXES

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

CASH AND CASH EQUIVALENTS

The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash equivalents.

NET INCOME PER COMMON SHARE

The Company adopted the provisions of Statement of Financial Accounting Standards No. 128 ("SFAS 128") "Earnings Per Share" in 1997. SFAS 128 provides for the calculation of "basic" and "diluted" net income per share. Basic net income per share includes no dilution and is calculated by dividing net income by the weighted average number of common shares outstanding for the period. Dilutive net income per share reflects the potential dilution of securities that could share in the net income of the Company which consist of stock options and warrants (using the treasury stock method). deferred financing costs

DEFERRED FINANCING COSTS

Deferred financing costs, which are incurred by the Company in connection with debt, are charged to operations over the life of the underlying indebtedness using the interest method adjusted to give effect to any early repayments.

CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to credit risk consist of cash equivalents and accounts receivable.

The Company's policy is to limit the amount of credit exposure to any one financial institution and place investments with financial institutions evaluated as being creditworthy, or in short-term (less than seven days) money market and tax free bond funds which are exposed to minimal interest rate and credit risk. At December 31, 1997, the Company had bank deposits which exceeded federally insured limits by approximately $960,000 and money market and tax free bond funds of approximately $18,939,000. Concentration of credit risk, with respect to accounts receivable, is limited due to the Company's credit evaluation process. The Company does not require collateral from its customers. The Company's receivables consist principally of amounts due from other racetracks and OTWs. Historically, the Company has not incurred any significant credit related losses.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions are used to estimate the fair value of each class of financial instruments for which it is practical to estimate.

Cash and Cash Equivalents: The carrying amount approximates the fair value due to the short maturity of the cash equivalents.

Long-Term Debt and Capital Lease Obligations: The fair value of the Company's long-term debt and capital lease obligations is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The carrying amount approximates fair value since the Company's interest rates approximate current interest rates.

PREPAID ACQUISITION COSTS

Prepaid acquisition costs, which were incurred by the Company substantially in connection with the Charles Town Acquisition (see Note 2), are included in the purchase price of the Charles Town Acquisition and allocated to the appropriate assets.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses at the reporting period. Actual results could differ from those estimates.

                                  ACQUISITIONS

RECENT ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" ("SFAS 129"), effective for periods ending after December 15, 1997, establishes standards for disclosing information about an entity's capital structure. SFAS 129 requires disclosure of the pertinent rights and privileges of various securities outstanding (stock, options, warrants, preferred stock, debt and participation rights) including dividend and liquidation preferences, participant rights, call prices and dates, conversion or exercise prices and redemption requirements. Adoption of SFAS 129 will have no effect on the Company because it currently discloses the information specified.

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of a Business Enterprise" ("SFAS 131"), establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of an enterprise about which separate financial information is available and that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Statement of Financial Accounting Standards No.132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132"), revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis and eliminates certain existing disclosure requirements.

SFAS 130, SFAS 131 and SFAS 132 are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Due to the recent issuance of these standards, management has been unable to fully evaluate the impact, if any, they may have on future financial statement disclosures.


POCONO DOWNS ACQUISITION

On November 27, 1996, the Company purchased all of the capital stock of The Plains Company and the limited partnership interests in The Plains Company's affiliated entities (together, "Pocono Downs") for an aggregate purchase price of $48.2 million plus acquisition-related fees and expenses of $730,000. Pocono Downs conducts live harness racing at the harness racetrack located outside Wilkes-Barre, Pennsylvania, export simulcasting of Pocono Downs races to locations throughout the United States, pari-mutuel wagering at Pocono Downs and at OTWs in Allentown and Erie, Pennsylvania on Pocono Downs races and on import simulcast races from other racetracks, and telephone account wagering on live and import simulcast races.

The Pocono Downs Acquisition was accounted for using the purchase method of accounting. Accordingly, a portion of the purchase price was allocated to the net assets acquired based on their estimated fair values. In accordance with SFAS 109, the Company recorded an additional increase to goodwill of approximately $9.7 million and a corresponding increase to a deferred tax liability, representing the difference between the financial and tax bases of certain assets acquired.

The results of operations of Pocono Downs have been included in the Company's consolidated financial statements since the effective date of the acquisition. The balance of the purchase price was recorded at cost over net assets acquired as goodwill, approximately $10.4 million, and is being amortized over forty years on a straight-line basis. The Company used its Credit Facility (see Note
3) and cash of Pocono Downs to fund the acquisition.

In addition, pursuant to the terms of the purchase agreement, the Company will be required to pay the sellers of Pocono Downs an additional $10 million if, within five years after the consummation of the Pocono Downs Acquisition, Pennsylvania authorizes any additional form of gaming in which the Company may participate. The $10 million payment would be payable in annual installments of $2 million for five years, beginning on the date that the Company first offers such additional form of gaming.

CHARLES TOWN ACQUISITION

On February 26, 1996, the Company entered into a joint venture agreement (the "Charles Town Joint Venture") with Bryant Development Company and its affiliates ("Bryant"), the holder of an option to purchase substantially all of the assets of Charles Town Racing Limited Partnership and Charles Town Races, Inc. (together, "Charles Town") relating to the Charles Town Race Track and Shenandoah Downs (together, the "Charles Town Entertainment Complex") in Jefferson County, West Virginia. In connection with the Charles Town Joint Venture agreement, Bryant assigned the option to the Charles Town Joint Venture. In November 1996, the Charles Town Joint Venture and Charles Town

                                    [Photo]

                   Picture "Game King" video gaming machine.

entered into an amended and restated option agreement. On November 5, 1996, Jefferson County, West Virginia approved a referendum permitting installation of gaming machines at the Charles Town Entertainment Complex. On January 15, 1997, the Charles Town Joint Venture acquired substantially all of the assets of Charles Town for approximately $16.0 million plus acquisition-related fees and expenses of approximately $2.2 million.

Pursuant to the original operating agreement governing the Charles Town Joint Venture, the Company held an 80% ownership interest in the Charles Town Joint Venture and was obligated to contribute 80% of the purchase price of the Charles Town Acquisition and 80% of the cost of refurbishing and Charles Town Entertainment Complex. In consideration of the fact that the Company contributed 100% of the purchase price of the Charles Town Acquisition and 100% of the cost of refurbishing the Charles Town Entertainment Complex, the Company amended its operating agreement with Bryant to, among other things, increase the Company's ownership interest in the Charles Town Joint Venture to 89% and decrease Bryant's interest to 11%. In addition, the amendment provided that the entire amount the Company has contributed to the Charles Town Joint Venture for the acquisition and refurbishment of the Charles Town Entertainment Complex would be treated, as between the parties, as a loan to the Charles Town Joint Venture from the Company. Accordingly, prior to the distribution of any profits pursuant to the Charles Town Joint Venture, the Company must be repaid in full all such contributions or loans, plus accrued interest, which as of December 31, 1997, amounted to $45.9 million.

Bryant had acquired its option from Showboat Operating Company ("Showboat"). Showboat has retained an option (the "Showboat Option") to operate any casino at the Charles Town Entertainment Complex in return for a management fee (to be negotiated at the time, based on rates payable for similar properties) and a right of first refusal to purchase or lease the site of any casino at the Charles Town Entertainment Complex proposed to be leased or sold and to purchase any interest proposed to be sold in any such casino on the same terms offered by a third party or otherwise negotiated with the Charles Town Joint Venture. The rights retained by Showboat under the Showboat Option extend for a period of five years from November 6, 1996, the date that the Charles Town Joint Venture exercised its option to purchase the Charles Town Races, and expires thereafter unless legislation to permit casino gaming at the Charles Town Entertainment Complex has been adopted prior to the end of the five-year period. If such legislation has been adopted prior to such time, then the rights of Showboat continue for a reasonable time (not less than 24 months) to permit completion of negotiations.

While the express terms of the Showboat Option do not specify which activities at the Charles Town Entertainment Complex would constitute operation of a casino, Showboat has agreed that the installation and operation of gaming devices linked to the lottery (like the Gaming Machines the Company has installed and will continue to install) at the Charles Town Entertainment Complex's racetrack would not trigger Showboat's right to exercise the Showboat Option. The Company would be required to pay a management fee to Showboat for the operation of the casino.

The Charles Town Joint Venture refurbished and reopened the Charles Town Entertainment Complex as an entertainment complex that features live racing, dining, simulcast wagering and, effective September 1997, the operation of gaming machines. The cost of the refurbishment was approximately $27.0 million inclusive of $614,000 of capitalized interest and exclusive of the costs of leasing gaming machines through December 31, 1997. Construction in progress at December 31, 1997 primarily consists of approximately $9.5 million related to the Charles Town Entertainment Complex refurbishments. The estimated cost to complete these refurbishments as of December 31, 1997 is approximately $475,000.

Effective June 4, 1996, the Charles Town Joint Venture entered into a Loan and Security Agreement with Charles Town. The Loan and Security Agreement provided for a working capital line of credit in the amount of $1,250,000 and a requisite reduction of the purchase price under the option, by $1.60 for each dollar borrowed under that line. Upon consummation of the Charles Town Acquisition, Charles Town Races, Inc. repaid the loan. The parties agreed that $936,000 of the amount borrowed was eligible for the $1.60 purchase price reduction and are negotiating the applicability of the purchase price reduction to the remaining $219,000 that was borrowed.

The Charles Town Acquisition was accounted for using the purchase method of accounting. Accordingly, a portion of the purchase price was allocated to the net assets acquired based on their estimated fair values. The balance of the purchase price was recorded as cost over net assets acquired as goodwill, approximately $1.7 million, and is being amortized over forty years on a straight-line basis. The Company used its credit facility (see Note 3) and cash from operations to fund the acquisition.

The 1997 results of operations of Charles Town have been included in the Company's consolidated financial statements since January 15, 1997, the effective date of the acquisition. The 1997 results of Charles Town closely represent a full year of operations and the 1996 results of Charles Town are immaterial to the financial statements taken as a whole, therefore, no pro forma financial information is presented.

                                     [Photo]

                 Picture of Select-A-Game video gaming machine.

          LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Long-term debt and capital lease obligations are as follows:

december 31,                                                                      1996      1997
--------------------------------------------------------------------------------------------------
(in thousands)
Long-term debt
   Senior Notes - $80 million face amount, due December 15, 2004 with interest payable at 10.625% per annum to noteholders semi-annually on June 15 and
   December 15, commencing June 15, 1998. The notes are unsecured and are
   unconditionally guaranteed by certain subsidiaries of the Company             $    --   $80,000

Term loans payable to a bank group in quarterly installments (see additional information below under Credit Facilities). These term loans were paid in
   December 1997 from the proceeds of the Debt Offering                           47,000        --

Other notes payable                                                                  380       279

Capital lease obligations                                                            137        57
                                                                                 -----------------
                                                                                  47,517    80,336
Less current maturities                                                            1,563       204
                                                                                 -----------------
                                                                                 $45,954   $80,132
                                                                                 -----------------

CREDIT FACILITIES

At December 31, 1996 and 1997, the Company was contingently obligated under letters of credit with face amounts aggregating $1,436,000 and $1,634,000, respectively. These amounts consisted of $1,336,000 and $1,534,000, respectively, relating to the horsemens' account balances and $100,000 for Pennsylvania pari-mutuel taxes in each period.

In November 1996, the Company entered into an agreement with a bank group which provides an aggregate of $75 million of credit facilities, which included a $5 million revolving credit facility ("1996 Credit Facility"). Simultaneously with the closing of the 1996 Credit Facility, the Company repaid amounts outstanding under its old credit facility and replaced it. The 1996 Credit Facility consisted of two term loan facilities of $47 million and $23 million (together, the "Term Loans") which were used for the Pocono Downs and Charles Town acquisitions, respectively, and which were used for a portion of the cost of refurbishment of the Charles Town Entertainment Complex, and a revolving credit facility of $5 million (together, the "Loans"). The Term Loans were repaid in December 1997 with the proceeds of the Company's debt offering. See "Debt Offering" hereinafter. At such time, the 1996 Credit Facility was amended and restated to provide for a $12 million revolving credit facility, including a $3 million sublimit for standby letters of credit, which matures in December 2002. The revolving credit facility is secured by substantially all of the assets of the Company. The revolving credit facility provides for certain covenants, including those of a financial nature. The Company would not have been in compliance with certain covenants had the bank group not granted waiver of certain technical defaults regarding minimum consolidated net worth, consolidated cash interest coverage ratio and minimum leverage ratio. However, at December 31, 1997, the Company had not drawn any portion of the revolving credit facility (although a $1.6 million letter of credit was issued against such revolving credit facility) and had adequate capital resources even without consideration of its revolving credit facility.

At the Company's option, the revolving facility may bear interest at the highest of: (1) 1/2 of 1% in excess of the federal reserve reported certificate of deposit rate, (2) the rate that the bank group announces from time to time as its prime lending rate and (3) 1/2 of 1% in excess of the federal funds rate plus an applicable margin of up to 2% or the revolving facility may also bear interest at a rate tied to a eurodollar rate plus an applicable margin of up to 3%.

Mandatory repayments of the revolving facility are required in an amount equal to a percentage of the net cash proceeds from any issuance or incurrence of equity or funded debt by the Company, that percentage to be dependent upon the then outstanding balance of the revolving facility and the Company's leverage ratio; however, the existing credit facility, as amended, permitted the Company to retain up to the first $19 million of proceeds from an offering of the Company's equity securities. Mandatory repayments of varying percentages are also required in the event of either asset sales in excess of stipulated amounts or defined excess cash flow.

DEBT OFFERING

On December 12, 1997, the Company and certain of its subsidiaries (as guarantors) entered into a purchase agreement for the sale and issuance of $80,000,000 aggregate principal amount of its 10.625% Senior Notes due 2004 (the "Offering"). The net proceeds of the Offering were used for repayment of existing indebtedness, for capital expenditures and for general corporate purposes. Interest on the notes will accrue from their date of original issuance (the "Issue Date") and will be payable semi-annually, commencing in 1998. The notes will be redeemable, in whole or in part, at the option of the Company in 2001 or thereafter at the redemption prices set forth in the Offering, plus accrued and unpaid interest to the date of redemption.

The notes are general unsecured senior obligations of the Company and rank equally in right of payment to any existing and future unsubordinated indebtedness of the Company and senior in right of payment with all existing and future subordinated indebtedness of the Company. The notes are unconditionally guaranteed (the "Guarantees") on a senior basis by certain of the Company's existing subsidiaries (the "Subsidiary Guarantors"). The Guarantees are general unsecured obligations of the

Subsidiary Guarantors and rank equally in right of payment to any unsubordinated indebtedness of the Subsidiary Guarantors and rank senior in right of payment to all other subordinated obligations of the Subsidiary Guarantors. The notes are effectively subordinated in right of payment to all secured indebtedness of the Company, including indebtedness incurred under the amended $12 million revolving credit facility.

The following is a schedule of future minimum lease payments under capitalized leases and repayments of long-term debt as of December 31, 1997:

                                          term loans
                                                 and
                              capitalized      notes
december 31,                       leases    payable      total
---------------------------------------------------------------
(in thousands)

1998                                 $ 51      $ 157      $ 208
1999                                   10         32         42
2000                                    -         35         35
2001                                    -         38         38
2002                                    -         17         17
Thereafter                              -     80,000     80,000
                                     --------------------------
Total minimum payments                 61     80,279     80,340
Less interest discount amount           4          -          4
                                     --------------------------
Total present value of net
   minimum lease payments
   and total notes payable             57     80,279     80,336
Current maturities                     47        157        204
                                     --------------------------
Total noncurrent maturities          $ 10   $ 80,122   $ 80,132
                                     --------------------------

On February 18, 1997, the Company completed a secondary public offering of 1,725,000 shares of common stock and used $19 million of the $23 million proceeds therefrom to reduce the then outstanding Term Loan amounts (see Note
8).

CUSTOMER DEPOSITS


Customer deposits represent amounts held by the Company for telephone wagering.

COMMITMENTS AND
CONTINGENCIES


In November 1997, the Company signed a new Totalisator services and equipment agreement for all of its subsidiaries. The agreement is for five years, expiring on March 31, 2003. The new agreement provides for annual payments based on a specified percentage of the total amount wagered at the Company's facilities with a minimum annual payment of $1,475,000.

The Company is also liable under numerous operating leases for automobiles, other equipment and buildings, which expire through 2004. Total rental expense under these agreements were $672,000, $1,001,000 and $807,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

The future lease commitments relating to noncancelable operating leases as of December 31, 1997 are as follows:

                                        (In thousands)
------------------------------------------------------
                       1998                   $ 1,035
                       1999                     1,084
                       2000                     1,099
                       2001                     1,067
                       2002                     1,070
                 Thereafter                     1,696
-----------------------------------------------------
                                              $ 7,051
-----------------------------------------------------

On April 12, 1994, the Company entered into employment agreements with its Chairman and Chief Financial Officer at annual base salaries of $225,000 and $95,000, respectively. The agreements became effective June 1, 1994 and, as amended, terminate on June 30, 1999. Each agreement prohibits the employee from competing with the Company during its term and for one year thereafter, and requires a death benefit payment by the Company equal to 50% of the employee's annual salary in effect at the time of death.

In August 1994, the Company signed a consulting agreement with its former Chairman expiring in August 1999 at an annual payment of $125,000.

On June 1, 1995, the Company entered into an employment agreement with its President and Chief Operating Officer at an annual base salary of $210,000. The agreement terminates on June 12, 1998. The agreement prohibits the employee from competing with the Company during its term and for two years thereafter, and requires a death benefit payment by the Company equal to 50% of the employee's annual salary in effect at the time of his death.

                                    [Photo]

                     Horse looking out over his stall door.

                                    [Photo]

                             Jockey leading horse.

Under an agreement between the Company and its former president, the former president received options to purchase 150,000 shares of common stock at the fair value as of the date of grant of $3.33 per share expiring May 31, 2000.

The Company has two profit sharing plans under the provisions of Section 401(k) of the Internal Revenue Code; The Penn National Gaming, Inc. Profit Sharing Plan (the "Penn National 401(k) Plan") and the Pocono Downs Inc. Profit Sharing Plan (the "Pocono Downs 401(k) Plan") cover all eligible employees who are not members of a bargaining unit. Both Plans enable employees choosing to participate to defer a portion of their salary in a retirement fund to be administered by the Company. The Company's contributions to the Penn National 401(k) Plan are set at 50% of employees' elective salary deferrals which may be made up to a maximum of 6% of employee compensation. The Company has no obligation to contribute to the Pocono Downs 401(k) Plan. However, for the years ended December 31, 1995, 1996 and 1997 the Company has made discretionary contributions to the Pocono Downs 401(k) Plan based upon a percentage of the employee elective deferrals which may be made up to a maximum of 15% of employee compensation. The Company made contributions to these plans of approximately $70,000, $89,000 and $145,000 for the years ended December 31, 1995, 1996 and
1997, respectively.

Charles Town has a defined contribution plan covering substantially all of its employees. Charles Town makes monthly contributions equal to the amount accrued for retirement expense, which is calculated as .25% of the daily mutual handle and .5% of the net video lottery revenues. Total contributions for the year ended December 31, 1997 was $114,000.

In June 1997, the Charles Town Joint Venture, which is operated as PNGI Charles Town Gaming, LLC, an 89% subsidiary of the Company entered into an agreement (the "GTECH Agreement") with GTECH relating to the lease, installation and service of a video lottery system ("VLS") at the Charles Town Entertainment Complex. The GTECH Agreement provides that GTECH will be the exclusive provider of VLS and related services, including video lottery terminals and slot machines, if any, at the Charles Town Entertainment Complex; provided, however, the Charles Town Joint Venture has retained management control over the VLS. The GTECH Agreement has a term of five years from the first date on which 400 Gaming Machines are installed, operational and generating net win (total of all cash inserted into, or game credits played on, a video lottery terminal minus the total value of all prizes paid). Pursuant to the GTECH Agreement, the Charles Town Joint Venture has agreed to pay GTECH a fee which can range between 4% and 10% of Gaming Machine gross revenue. The Company generally is obligated to pay a lower percentage of Gaming Machine gross revenue to GTECH at higher levels of average win per day per machine and a higher percentage of Gaming Machine gross revenue at lower levels of average win per day per machine; provided, however, the Charles Town Joint Venture is obligated to pay GTECH the greater of the percentage fee described above or a minimum annual fee of $4.3 million if more than 800 Gaming Machines are in operation at the Charles Town Entertainment Complex. The payments pursuant to the GTECH Agreement include the cost of the rental of the Gaming Machines, the rental of the software (which is not a component of the VLS, as defined), technical assistance and programming services, maintenance and marketing services. At the end of the term of the GTECH Agreement, the Charles Town Joint Venture will purchase the VLS from GTECH for a cash purchase price equal to the net unamortized residual value of the VLS. In the event GTECH terminates the agreement because of the Charles Town Joint Venture's material misrepresentation and/or breach of the GTECH Agreement, the Charles Town Joint Venture must purchase the VLS from GTECH at a price equal to the net unamortized residual value of the VLS at that time and pay an additional one-time fee as follows: for such termination in the first year of the term, $8.5 million, for such termination in the second year of the term, $6.6 million; for such termination in the third year of the term, $5.0 million; for such termination in the fourth year of the term, $3.7 million; and for such termination in the fifth year of the term, $2.5 million. Pursuant to the GTECH Agreement, the Charles Town Joint Venture must maintain tangible net worth equal to at least 105% of the amounts payable as additional fees in the event of a termination as set forth in the preceding sentence.

On March 26, 1997, the Company entered into an agreement to purchase property for its Carbondale, Pennsylvania OTW facility. The agreement provides for a purchase price of $200,000 and is subject to numerous contingencies, including approval by the Pennsylvania State Harness Racing Commission (the "Harness Racing Commission"). On June 5, 1997, the Company's application was approved by the Harness Racing Commission. In October 1997, the Company entered into a construction contract regarding the Carbondale OTW facility. Commitments under this contract at December 31, 1997 were approximately $1.2 million. The Company expects to have the facility constructed and operational in the first quarter of 1998.

On June 20, 1997, the Company acquired options to purchase approximately 100 acres of land in Memphis, Tennessee for an aggregate purchase price of $2.7 million. The Company paid $11,000 to acquire the options and has the right to extend the options from month to month until June 20, 1998 upon the payment of $11,000 per month. The Company has filed an application to the Tennessee State Racing Commission for the proposed development of a harness racetrack and off-track wagering facility at the site on October 9, 1997. The Company anticipates to hear the results of the Commission's review of the application during the second quarter of 1998.

On July 9, 1997, the Company entered into a lease agreement for its Hazleton, Pennsylvania OTW facility. The initial term of the lease is for ten years with two additional five-year renewal options available. This lease provides for minimum annual lease payments of $98,400 in years one through five and

$108,240 in years six through ten. The agreement is subject to numerous contingencies, including approval by the Harness Racing Commission. On September 26, 1997, the Company's application was approved by the Harness Racing Commission. In November 1997, the Company entered into a construction contract regarding the Hazleton OTW facility. Commitments under this contract at December 31, 1997 were approximately $1.2 million. The Company expects to have the facility constructed and operational in the first quarter of 1998.

On September 9, 1997, the Company entered into a lease agreement for its Stroudsburg, Pennsylvania OTW facility. The initial term of the lease is for ten years with two additional five-year renewal options available. This lease provides for minimum annual lease payments of $101,640 during its initial term. The table above does not reflect this lease commitment. The agreement is subject to numerous contingencies, including approval by the Harness Racing Commission. On November 6, 1997, the Company's application was approved by the Harness Racing Commission. The Company is awaiting land development plan approvals and has no definitive date of opening at this time.

On September 26, 1997, the Company entered into a lease agreement for its proposed Altoona, Pennsylvania OTW facility. The initial term of the lease is for ten years with two additional five-year renewal options available. This lease provides for minimum annual lease payments of $92,400 during its initial term. The table presented above does not reflect this lease commitment. The agreement is subjected to numerous contingencies, including approval by the Pennsylvania State Horse Racing Commission. On January 15, 1998, the Company's application was approved by the Pennsylvania State Horse Racing Commission. The Company expects to have the facility renovated and operational in the third quarter of 1998.

The Company is subject to possible liabilities arising from environmental conditions at the landfill adjacent to Pocono Downs racetrack. Specifically, the Company may incur expenses in connection with the landfill in the future, which expenses may not be reimbursed by the four municipalities which are parties to an existing settlement agreement. The Company is unable to estimate the amount, if any, that it may be required to expend. income taxes

                                  INCOME TAXES

The provision for income taxes
charged to operations was
as follows:

year ended december 31,             1995       1996       1997
--------------------------------------------------------------
Current tax expense
   Federal                       $ 2,605    $ 2,686    $ 2,006
   State                             842        880        399
                                 -----------------------------
Total current                      3,447      3,566      2,405
                                 -----------------------------
Deferred tax expense (benefit)
   Federal                            15        178        (56)
   State                               5         50        (41)
                                 -----------------------------
Total deferred                        20        228        (97)
                                 -----------------------------
Total provision                  $ 3,467    $ 3,794    $ 2,308
                                 -----------------------------
Deferred tax assets and
liabilities are comprised of the
following:

december 31,                                   1996       1997
--------------------------------------------------------------
Deferred tax assets
   Reserve for debit balances of
   horsemens' accounts, bad
   debts restructuring charges
   and litigation                              $ 90      $ 469
                                 -----------------------------
Deferred tax liabilities
   Property, plant and equipment           $ 10,810   $ 11,092
                                 -----------------------------
The following is a reconciliation
of the statutory federal income
tax rate to the actual effective
income tax rate for the
following periods:

year ended december 31,             1995       1996       1997
-----------------------------------------------------------------
Percent of pretax income
   Federal tax rate                 34.0%      34.0%      34.0%

Increase in taxes resulting from
   state and local income taxes,
   net of federal tax benefit        6.7        6.6        3.9

Permanent difference relating to
   amortization of goodwill           .3         .2         .9

Other miscellaneous items            -          -          (.8)
                                    --------------------------
                                    41.0%      40.8%      38.0%
                                    --------------------------

SUPPLEMENTAL DISCLOSURES
OF CASH FLOW INFORMATION

Cash paid during the year for interest was $71,000, $506,000 and $4,346,000 in 1995, 1996 and 1997, respectively.

Cash paid during the year for income taxes was $2,839,000, $2,490,000 and $3,649,000 in 1995, 1996 and 1997, respectively.

Noncash investing and financing activities were as follows:

During 1996, the Company purchased Pocono Downs for an aggregate purchase price of $47,320,000, net of cash acquired. In conjunction with the acquisition, liabilities were assumed as follows:


Fair value of assets acquired                        $ 53,150,000

Cash paid for the capital stock and the limited
partnership interests                                  47,320,000
                                                     ------------
Liabilities assumed                                  $  5,830,000
                                                     ------------

During 1996, the Company issued a $250,000 long-term note payable for the incurrence of prepaid Charles Town Acquisition costs.


COMMON STOCK


On February 18, 1997, the Company completed a secondary public offering of 1,725,000 shares of its common stock. The net proceeds of $23 million were used to reduce $19 million of the Term Loan amounts outstanding under the Existing Credit Facility with the balance of the proceeds used to finance a portion of the cost of the refurbishment of the Charles Town Entertainment Complex (see
Note 2 for Acquisitions).

In April 1994, the Company's Board of Directors and Shareholders adopted and approved the Stock Option Plan ("Plan"). On April 30, 1997, the shareholders and the Board of Directors approved an increase in the number of authorized shares underlying stock options to be granted from 1,290,000 to 2,000,000 shares. Therefore, the Plan permits the grant of options to purchase up to 2,000,000 shares of Common Stock, subject to antidilution adjustments, at a price per share no less than 100% of the fair market value of the Common Stock on the date an option is granted with respect to incentive stock options only. The price would be no less than 110% of fair market value in the case of an incentive stock option granted to any individual who owns more than 10% of the total combined voting power of all classes of outstanding stock. The Plan provides for the granting of both incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, and nonqualified stock options which do not so qualify. Unless the Plan is terminated earlier by the Board of Directors, the Plan will terminate in April 2004.

Stock options that expire between May 26, 2001 and October 23, 2006 have been granted to officers and directors to purchase Common Stock at prices ranging from $3.33 to $17.63 per share.

All options and warrants were granted at market prices at date of grant. The following table contains information on stock options issued under the Plan for the three year period ended December 31, 1997:

                                             exercise
                                option    price range     average
                                shares      per share       price
-----------------------------------------------------------------
Outstanding at
   January 1, 1995             465,000         $ 3.33      $ 3.33
Granted                        345,000           3.33        5.51
                             ---------        to 5.58

Outstanding at
   December 31, 1995           810,000           3.33        3.82
                                              to 5.58
Granted                        280,000           5.63       12.99
                                             to 17.63
Exercised                     (110,250)          3.33        3.33
                             ---------
Outstanding at
   December 31, 1996           979,750           3.33        9.10
                                             to 17.63
Granted                        100,000          11.50       15.59
                                             to 16.63
Exercised                      (39,250)          3.33        4.01
                             ---------        to 5.63
Outstanding at
   December 31, 1997         1,040,500           3.33        7.31
                             ---------       to 17.63

In addition, 300,000 common stock options were issued outside the Plan on October 23, 1996. These options were issued at $17.63 per share and are exercisable through October 23, 2006.

                                    [Photo]

                               Jockey atop horse.

Exercisable at year-end:

                                             exercise    weighted
                                option    price range     average
                                shares      per share       price
-----------------------------------------------------------------
1995                           270,000          $3.33      $ 3.33
                                             to $5.58
1996                           337,250           3.33        3.71
                                             to 17.63
1997                           653,833           3.33        7.08
                                             to 17.63

Options available for
   future grant:                                        1994 Plan
                               ----------------------------------
1997                                                      805,000
                               ----------------------------------

The following table summarizes
information about stock
options outstanding at
December 31, 1997:

                                        ranges              total
                                    $3.33      $5.58        $3.33
range of exercise prices         to $5.50  to $17.63    to $17.63
-----------------------------------------------------------------
Outstanding options:
   Number outstanding at
      December 31, 1997           641,000    694,500    1,335,500

Weighted average remaining
   contractual life (years)          5.82       7.36         6.62

Weighted average exercise
   price                           $ 3.84    $ 14.97       $ 9.63

Exercisable options
   Number outstanding at
      December 31, 1997           471,000    182,833      653,833

Weighted average
   exercise price                  $ 3.79    $ 15.56       $ 7.08


Warrants outstanding have been granted to the underwriters of the Company's initial public offering and to certain officers and directors to purchase Common Stock at prices ranging from $3.33 to $4.00 per share which expire on June 2, 1999 and May 31, 2000.

During 1995, the Company canceled 150,000 warrants which were granted to a former officer of the Company at a price of $3.33 per share and were to expire on May 31, 2000. The 150,000 canceled warrants were replaced with 150,000 shares of common stock purchase options at an exercise price of $3.33 per share. A summary of the warrant transactions follows: exercise price weighted warrant range average shares per share price

                                             exercise    weighted
                                option    price range     average
                                shares      per share       price
-----------------------------------------------------------------

Warrants outstanding at
   January 1, 1995             690,000          $3.33      $ 3.85
                                             to $4.00

Warrants canceled             (150,000)          3.33        3.33
Warrants exercised             (45,000)          4.00        4.00
                              ---------
Warrants outstanding at
   December 31, 1995           495,000           4.00        4.00

Warrants exercised            (300,000)          4.00        4.00
                              ---------
Warrants outstanding at
   December 31, 1996           195,000           4.00        4.00

Warrants exercised             (46,000)          4.00        4.00
                              ---------
Warrants outstanding at
   December 31, 1997           149,000           4.00        4.00

During 1995, the FASB adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", which has recognition provisions that establish a fair value based method of accounting for stock-based employee compensation plans and established fair value as the measurement basis for transactions in which an entity acquires goods or services from nonemployees in exchange for equity instruments. SFAS 123 also has certain disclosure provisions. Adoption of the recognition provisions of SFAS 123 with regard to these transactions with nonemployees was required for all such transactions entered into after December 15, 1994, and the Company adopted these provisions as required. The recognition provision with regard to the fair value based method of accounting for stock-based employee compensation plans is optional. Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employers" ("APB 25") uses what is referred to as an intrinsic value based method of accounting. The Company has decided to continue to apply APB 25 for its stock-based employee compensation arrangements. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's employee stock option plan been determined based on the fair value at the grant date for awards under the plan consistent with the method of SFAS 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

year ended december 31,       1995          1996          1997
--------------------------------------------------------------
Net income
   As reported         $ 4,996,000   $ 5,510,000   $ 2,287,000
   Pro forma             4,984,000     5,344,000     1,660,000
Basic net income
   per share
      As reported            $ .39         $ .41          $.15
      Pro forma                .39           .40           .11
Diluted net income
   per share
      As reported            $ .38         $ .40         $ .15
      Pro forma                .38           .39           .11

The fair value of each option and warrant grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1995, 1996 and 1997: dividend yield of 0%; expected volatility of 20%; risk-free interest rate of 6%; and expected lives of 5 years. The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1995 and additional awards in future years are anticipated.


LOSS FROM RETIREMENT OF DEBT

In 1997, the Company recorded an extraordinary loss of $1,482,000 after taxes for the early retirement of debt. The extraordinary loss consists primarily of write-offs of deferred finance costs associated with the retired notes and legal and bank fees relating to the early extinguishment of the debt.


SITE DEVELOPMENT
AND RESTRUCTURING CHARGES


During 1997, the Company incurred site development ($1,735,000) and restructuring ($702,000) charges of $2,437,000. The site development charges consist of $800,000 related to the Charles Town Races facility and $935,000 related to the abandonment of certain proposed operating sites during 1997. The restructuring charges primarily consist of $350,000 in severance termination benefits and other charges at the Charles Town Races facility; $300,000 for the restructuring of the Erie, Pennsylvania off-track wagering facility and $52,000 of property and equipment written-off in connection with the discontinuation of Penn National Speedway, Inc. operations during 1997. These charges, net of income taxes, decreased the 1997 net income and diluted net income per share by $1,462,000 and $0.09 per share, respectively.


REPORT OF INDEPENDENT
CERTIFIED PUBLIC
ACCOUNTANTS


PENN NATIONAL GAMING, INC.
AND SUBSIDIARIES
WYOMISSING, PENNSYLVANIA

We have audited the accompanying consolidated balance sheets of Penn National Gaming, Inc. and Subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Penn National Gaming, Inc. and Subsidiaries at December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



/s/ BDO Seidman, LLP
--------------------
BDO Seidman, LLP
March 2, 1998
Philadelphia, Pennsylvania

                                    [Photo]

                    Horse's bridle hanging over stable door.


Officers and Directors
Peter M. Carlino
Chairman of the Board and Chief Executive Officer

William J. Bork
President, Chief Operating Officer and Director

Robert S. Ippolito
Chief Financial Officer, Secretary and Treasurer

Philip T. O'Hara, Jr.
Executive Vice President of Pari-Mutuel Operations

Joseph A. Lashinger, Jr. Esq.
Vice President

Robert Abraham
Vice President/Controller

Harold Cramer, Esq.
Director, Counsel to
   Mesirov Gelman Jaffe Cramer & Jamieson, LLP

David A. Handler
Director, Senior Vice President of Corporate Finance,
   Jefferies & Company, Inc.

Robert P. Levy
Director, Chairman of the Board, Atlantic City
   Racing Association

John M. Jacquemin
Director, President, Mooring Financial Corporation

Corporate Offices
Wyomissing Professional Center
825 Berkshire Blvd., Suite 200
Wyomissing, Pennsylvania 19610
610-373-2400

Independent Certified
Public Accountants
BDO Seidman, LLP
1601 Market Street
Philadelphia, Pennsylvania 19103

Legal Counsel
Mesirov Gelman Jaffe Cramer & Jamieson, LLP
1735 Market Street
Philadelphia, Pennsylvania 19103

Transfer Agent and Registrar
Continental Stock Transfer & Trust Company
2 Broadway
New York, New York 10004

Form 10-K
The annual report to the Securities and Exchange Commission may be obtained free of charge upon written request to the company at its corporate offices.

Market Information
The Common Stock of the Company is listed on the Nasdaq National Market under the symbol PENN.

                           Jockey on horse, training.

                                     [Logo]